UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-39124

Centogene N.V.

(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

Centogene N.V. (the “Company”) previously announced that the Service Agreement between the Company and Jose Miguel Coego Rios, the Company’s former Chief Financial Officer, would expire by its terms on September 30, 2024. On October 7, 2024, the Company and Mr. Rios entered into a Consultancy Agreement, which was deemed effective as of October 1, 2024, pursuant to which Mr. Rios will provide business consulting services to the Company in accordance with the terms of the Consultancy Agreement until no later than December 31, 2024.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2024

CENTOGENE N.V.

By:	/s/ Kim Stratton
Name: Kim Stratton
Title: Chief Executive Officer

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